UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Chief Financial Officer,
Vice President, Finance, Secretary and Treasurer

Date:  June 14, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated June 13, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED PROVIDES OUTLOOK FOR FISCAL 2007

Releases financial results for fiscal year ended March 31, 2006

For Immediate Release:

June 13, 2006

Langley, British Columbia – AnorMED (TSX:AOM, AMEX:AOM) today released its financial results for the fiscal year ended March 31, 2006 and issued a statement providing a current outlook for the next 12 months and beyond based on the new strategic direction for the Company.

Kenneth Galbraith, Chairman and Acting CEO, said the new strategy is designed to transform the Company from a research focus into a successful, fully-integrated biopharmaceutical company built around the timely development and commercialization of MOZOBIL in order to maximize shareholder value in both the near-term and long-term. MOZOBIL is now being evaluated in two Phase III clinical studies after demonstrating the potential to help cancer patients successfully undergo stem cell transplants in Phase II clinical studies.

“The new Board of Directors and management believe that MOZOBIL presents a substantial opportunity to improve outcomes for patients undergoing stem cell transplants and that this opportunity is not yet fully appreciated by the financial markets. As a result, the current market value of the Company’s shares remains significantly below that of other comparable companies that retain the commercial rights to their late-stage products,” said Mr. Galbraith.

“This strategic direction was selected by the new Board of Directors and management in the belief that the best way to maximize near-term and long-term shareholder value is to complete the final stages of MOZOBIL development in North America and Europe independent of strategic partners and then implement a global commercial strategy involving the appropriate combination of direct marketing by AnorMED and arrangements with local distributors and regional partners.”

“The important near-term goal will be to complete the current Phase III studies of MOZOBIL and announce top-line data from both studies in patients with multiple myeloma and non-Hodgkin’s lymphoma by the second quarter of calendar 2007. Assuming successful results from these two studies, the Company would expect to complete filings for marketing approval in the U.S., Canada and Europe in 2007 and 2008. The important three-year goal is to provide broad access to MOZOBIL for transplant patients in the U.S., Canada and Europe by no later than mid-2009, subject to the receipt of approvals from regulatory agencies based on these filings,” Mr. Galbraith said.

Key Events /Milestones for the Next 12 Months for MOZOBIL

In implementing its new strategy the Company expects the following key events and milestones for MOZOBIL to occur over the next 12 months with the corresponding calendar quarter indicated where appropriate:

?

Complete 100% patient enrolment in the Phase III studies of MOZOBIL for both multiple myeloma and non-Hodgkin’s lymphoma by Q4 2006

?

Initiate additional Phase II studies for MOZOBIL in transplant indications in the U.S., Canada and Europe by Q1 2007 and Q2 2007

?

Announce top-line data for both Phase III MOZOBIL studies by Q2 2007

?

Initiate two pilot studies for new MOZOBIL indications by Q1 2007

?

Establish initial Company development team in Europe for MOZOBIL by Q1 2007

MOZOBIL Development

MOZOBIL development continues to progress on schedule with two Phase III studies ongoing at 45 transplant centers in the U.S, Canada and Europe. As at June 12, 2006, 276 patients of the required 300 patients (or 92%) had been enrolled in the Phase III study of patients with multiple myeloma and 227 patients of the required 300 patients (or 76%) had been enrolled in the Phase III study of patients with non-Hodgkin’s lymphoma.

We still expect to complete the full enrolment of both studies in 2006. Further updates regarding the number of enrolled patients will continue to be provided on a regular basis and we expect to make a public announcement when the last patient is enrolled in each study.

Based on the current status of patient enrolment and the required follow-up period for each study, we expect to be able to announce top-line data by the second calendar quarter of 2007.

If the clinical studies are successful, we would expect to be able to file a New Drug Application (NDA) for marketing approval in the U.S. by the end of 2007 and the full data would be published or presented at a medical conference in conjunction with this filing. We intend to request a priority review for our U.S. NDA filing which, if granted, would require a determination by the U.S. Food and Drug Administration (FDA) within six months of filing rather than the normal 12 months. Subsequently, the Company would expect to make additional filings seeking marketing approval in Canada and Europe in 2008.

We also expect to initiate a series of additional Company-sponsored clinical studies in the U.S. and Europe involving MOZOBIL commencing in the first calendar quarter of 2007 to address expanded uses in transplant and to investigate potential additional applications for this drug candidate.

MOZOBIL Commercial Strategy

The Company believes that the optimal global commercial strategy for MOZOBIL is a combination of direct marketing by AnorMED sales forces and the use of local distributors and regional partners. We are completing the necessary market planning and research activities and expect to commence building the appropriate commercial infrastructure for MOZOBIL in 2007 after top-line data is available.

AMD070 Development

The ongoing proof-of-principle clinical study of AMD070 in HIV patients (“XACT”) is continuing to accrue patients at one site in the U.S. and one site in the United Kingdom. In the first quarter of Fiscal 2007, we initiated a Phase I clinical study for AMD070 called XIST, which is a drug interaction study in healthy volunteers. We also are continuing over the next several quarters with our preclinical safety studies of lead formulations of AMD070. Any additional efficacy or safety data will be submitted for presentation at the Conference on Retroviruses and Opportunistic Infections scheduled to be held in Los Angeles, California from February 25 to 28, 2007.

Research Programs

We have several compounds from our CCR5 entry inhibitor anti-HIV research program progressing through multi-dose preclinical safety testing. As this research program has been ongoing for several years, we intend to reallocate future research efforts to other programs if a lead clinical candidate is not identified by the end of calendar 2006. We are also continuing our research efforts with preclinical work in CXCR4 in oncology.

European Development Organization

We will take active steps this year to build our capabilities to undertake development work on MOZOBIL in Europe. A small development team is planned to be established in Europe by the first calendar quarter of 2007. This organization is expected to allow the Company to initiate additional clinical studies for MOZOBIL in the five major European markets in order to build clinical experience at major transplant centres in those markets with MOZOBIL and to explore new indications to expand the potential use of MOZOBIL after the initial marketing approvals. This team would also manage any partnering arrangements we may enter into in Europe.

Based on our expectation that the results from the Phase III studies for MOZOBIL will be positive, we plan to start building an expanded development organization to support the filing for European approval in 2008 and determining the extent of our own commercial infrastructure in the major European markets and the extent of the arrangements we will enter with local distributors and regional partners for the sale of MOZOBIL in the remaining European markets.

Human Resource Strategy

In order to execute the new strategic direction in Fiscal 2007, we will need to expand our capabilities in regulatory affairs, clinical research and quality assurance. We expect to increase our workforce by approximately 25 to 30 employees by March 31, 2007 in the U.S., Canada and Europe. Successful results from the ongoing Phase III studies of MOZOBIL would require us to increase our workforce further to support the expanded development and eventual commercialization of MOZOBIL.

We expect to complete the executive searches for a new President and Chief Executive Officer and a Vice President of Regulatory Affairs during the 2007 fiscal year. In the interim, the Board is confident that the current management team is capable of executing the current plan and accomplishing the corporate goals identified for the next 12 months.

Appointment of Paul Brennan as an Additional Director

The Board of Directors also announced the appointment of Paul Brennan, Acting President and Vice President, Business Development as a Director of the Company. Mr. Brennan will serve as a management Director until such time as the new President and Chief Executive Officer is hired.

Financial Strategy

As of March 31, 2006, the Company had cash resources of approximately $62 million.

In order to support the continued development and commercialization of MOZOBIL and the advancement of the product pipeline over the next three years, the Company will need to access additional capital to fund development costs and pre-commercial activities.

Possible mechanisms for improving the Company’s financial longevity and increasing flexibility in future spending may include raising additional equity capital, monetizing non-core assets, partnering of non-MOZOBIL programs and partnering arrangements for MOZOBIL. In the event that sufficient capital is unavailable from these sources on a timely basis, the Company could take steps to reduce its burn rate by reducing or deferring spending on non-MOZOBIL programs or delaying the expansion of additional MOZOBIL studies prior to top-line data becoming available.

Financial Results for Year Ended March 31, 2006

For the fourth quarter ended March 31, 2006, we reported a net loss of $12,784,000 (or $0.32 per common share) as compared to a net loss of $11,403,000 (or $0.34 per common share) in the third quarter of Fiscal 2006 and a net loss of $7,619,000 (or $0.24 per common share) in the fourth quarter of Fiscal 2005.

The Company reported a net loss of $41,467,000 (or $1.20 per share) for the fiscal year ended March 31, 2006 as compared to a net loss of $2,169,000 (or $0.07 per share) in

Fiscal 2005. The increased loss was consistent with the increased spending required for the Phase III trials for MOZOBIL. Also, the reduced loss for Fiscal 2005 reflected a substantial milestone payment of approximately $21.6 million from Shire Pharmaceuticals from the restructured collaboration between the Company and Shire relating to FOSRENOL. The Company expects to receive additional milestone payments of U.S. $6 million from Shire in Fiscal 2007 based on the receipt of additional approvals of FOSRENOL in Europe.

As at March 31, 2006, the Company had total cash resources of approximately $62 million. The Company’s cash position was strengthened during the year as a result of a financing completed in December 2005 for net proceeds of approximately $32 million.

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Capital expenditures for the fiscal year totalled approximately $1.6 million relating mainly to a facility expansion to accommodate growth in the number of employees and a software installation to allow electronic filings for our FDA submission expected in 2007.

Included in general and administrative expenses for the fiscal year are approximately $1.3 million in costs relating to the Special Meeting of Shareholders held on April 21, 2006. A further amount of $1.975 million is expected to be charged to expense in the first fiscal quarter of 2007 relating to the remaining costs incurred for the special meeting in Fiscal 2007. Also, a charge of $4.1 million will be recorded in the first fiscal quarter of 2007 relating to potential severance and retention payments to management as a result of the election of a new Board by shareholders on April 21, 2006.

About MOZOBIL

MOZOBIL is a stem cell mobilizer used in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells. MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, the stem cells can be collected for use in a stem cell transplant. In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients generate more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at 45 major centres in the U.S., Canada and Europe involving 600 cancer patients with either non-Hodgkin's lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within bone marrow.

The Company expects to complete patient recruitment of both Phase III studies by the end of 2006 and announce top-line results from the studies by the second calendar quarter of 2007. If successful, the results of these clinical studies would be the basis for filings in the United States, Canada, the E.U. and other countries seeking approval to market MOZOBIL for these indications.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in Phase I/II studies in HIV patients; and several novel classes of compounds in preclinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward-looking information within the meaning of applicable securities laws in Canada.  Forward-looking statements or information include, but are not limited to, statements about: our expectations with respect to enrolment for, completion of, and reporting on our various clinical trials; our expectations for the timing of regulatory approvals for MOZOBIL; our plans to commence building commercial infrastructure for MOZOBIL; our intentions relating to the future of the CCR5 research program; our plans for an EU development organization; our expectations with respect to increasing our workforce and completing executive searches; and, our plans in the event sufficient capital is not available from alternative sources of funding.  The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.  Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those relating to: our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, and specifically, drug candidates that interact with chemokine receptors, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates; our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization; clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs; our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals; development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do; our limited manufacturing, sales, marketing and distribution experience; our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs; and, our ability to successfully attract and retain skilled and experienced personnel.  Other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or information are discussed in our filings with the Securities and Exchange Commission and the securities regulatory authorities in Canada.  Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise after the date hereof, except as may be required by law.

Teleconference Call Notification: June 13, 2006 4:30 pm/EDT (1:30 pm/PDT)

On Tuesday, June 13, 2006, AnorMED Inc. will host a teleconference call at 4:30 pm/EDT (1:30 pm/PDT).  To participate in the teleconference please dial, 1-800-396-0424 in Canada and the U.S. or 1-416-641-6669 Internationally before 4:30 pm/EDT.  This call will be taped, available one hour after the teleconference, and on replay until July 13, 2006.  To hear a complete replay, please call 1-800-558-5253. The reservation number required for access is 21294294.  This call will also be webcast from AnorMED’s website at www.anormed.com.

For further information:

Company Contact: W.J. (Bill) Adams, Chief Financial Officer, Tel:  604-530-1057 or Kim Nelson, Manager Investor Relations, Tel: 604-532-4654

Media Contact: Karen Cook-Boas, 604 739-7500, kcook@hoggan.com

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AnorMED Inc. - Financial Highlights
Fourth Quarter Report - 2006

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars,
except share numbers)	As at March 31	As at March 31
(audited)	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$56,758	$57,834
Short-term investments	5,492	7,440
Accounts receivable	504	513
Prepaid expenses	1,353	1,001
Current portion of security deposit	100	-
	64,207	66,788
Security deposit	-	100
Long-term investment	282	292
Property and equipment, net	3,679	3,040

	$68,168	$70,220
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9,034	$4,709

Shareholders' equity
Share capital
Issued and outstanding:
Common shares - 41,229,405	187,683	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital	2,891	1,698
Accumulated deficit	(131,440)	(89,973)
	59,134	65,511

	$68,168	$70,220

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars,	For the three months ended		For the year ended
except per share amounts)	March 31		March 31
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(audited)	(audited)
Revenue
Licensing	$270	$347	$295	$24,268

Expenses
Research and development	9,501	6,100	32,227	19,561
General and administrative	3,870	2,028	10,057	6,731
Amortization	236	218	881	886
	13,607	8,346	43,165	27,178
Other income (expense)
Interest and other income	606	431	1,846	1,463
Foreign exchange gain (loss)	(53)	156	(443)	262
Other expenses	-	(207)	-	(984)
	553	380	1,403	741

Net loss	$(12,784)	$(7,619)	$(41,467)	$(2,169)

Loss per common share	$(0.32)	$(0.24)	$(1.20)	$(0.07)

Diluted loss per common share	$(0.32)	$(0.24)	$(1.20)	$(0.07)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of Canadian dollars,				Additional	Total
except share numbers)	Common Shares		Accumulated	paid-in	shareholders'
(unaudited)	Number	Amount	deficit	capital	equity

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$65,511
Issued for cash	14,800	51	-	-	51
Issued on exercise of options	1,399	7	-	(3)	4
Stock-based compensation	-	-	-	333	333
Net loss	-	-	(8,025)	-	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	57,874
Issued for cash	1,000	3	-	-	3
Issued on exercise of options	24,000	58	-	-	58
Stock-based compensation	-	-	-	305	305
Net loss	-	-	(9,255)	-	(9,255)

Balance at September 30, 2005	31,870,692	153,905	(107,253)	2,333	48,985
Issued for cash	16,500	55	-	-	55
Issued on exercise of options	13,300	42	-	(9)	33
Issued for cash pursuant to public financing	8,625,000	34,500	-	-	34,500
Share issue costs	-	(2,503)	-	-	(2,503)
Stock-based compensation	-	-	-	318	318
Net loss	-	-	(11,403)	-	(11,403)

Balance at December 31, 2005	40,525,492	185,999	(118,656)	2,642	69,985
Issued for cash	4,650	22	-	-	22
Issued on exercise of options	699,263	1,662	-	(21)	1,641
Stock-based compensation	-	-	-	270	270
Net loss	-	-	(12,784)	-	(12,784)

Balance at March 31, 2006	41,229,405	$187,683	$(131,440)	$2,891	$59,134

				Additional	Total
	Common Shares		Accumulated	paid-in	shareholders'
	Number	Amount	deficit	capital	equity

Balance at March 31, 2004	31,740,148	$153,452	$(87,804)	$401	$66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)

Balance at September 30, 2004	31,812,756	153,713	(98,202)	987	56,498
Issued for cash	1,600	10	-	-	10
Issued on exercise of options	9,597	41	-	(4)	37
Stock-based compensation	-	-	-	349	349
Net income	-	-	15,848	-	15,848

Balance at December 31, 2004	31,823,953	153,764	(82,354)	1,332	72,742
Issued for cash	4,540	20	-	-	20
Issued on exercise of options	1,000	2	-	-	2
Stock-based compensation	-	-	-	366	366
Net loss	-	-	(7,619)	-	(7,619)

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$65,511

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the three months ended		For the year ended
(In thousands of Canadian dollars)	March 31		March 31
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(audited)	(audited)
Cash provided by (used in):

Operations:
Net loss	$(12,784)	$(7,619)	$(41,467)	$(2,169)
Items not involving cash
Amortization	236	218	881	886
Loss on disposal of property and equipment	23	7	56	14
Licensing revenue received in shares	-	-	-	(1,312)
Unrealized foreign exchange loss (gain) on long-term investment	(1)	(10)	10	36
Loss on revaluation of long-term investment	-	207	-	984
Compensatory stock options	270	366	1,226	1,319
Changes in non-cash operating working capital
Accounts receivable	(103)	(182)	9	(161)
Prepaid expenses	147	118	(352)	(436)
Accounts payable and accrued liabilities	1,299	2,375	4,325	1,041

	(10,913)	(4,520)	(35,312)	202
Investments:
Net sale (purchase) of short-term investments	(22)	19,375	1,948	17,572
Security deposit	-	150	-	150
Proceeds on disposal of property and equipment	2	4	18	4
Purchase of property and equipment	(607)	(424)	(1,594)	(1,014)
	(627)	19,105	372	16,712
Financing:
Issuance of shares, net of share issue costs	1,663	22	33,864	312

Increase (decrease) in cash and cash equivalents	(9,877)	14,607	(1,076)	17,226
Cash and cash equivalents, beginning of the period	66,635	43,227	57,834	40,608

Cash and cash equivalents, end of the period	$56,758	$57,834	$56,758	$57,834